

Devin Johnson · 3rd
Founder & CEO FirstMile
Salt Lake City Metropolitan Area · Contact info
500+ connections

FirstMile
Utah State University

Experience

Founder & CEO
FirstMile
2011 – Present · 10 yrs
Greater Salt Lake City Area

Founder

Education

Utah State University

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